

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2015

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309,
Moorestown, NJ 08057

Re:     **Tabula Rasa HealthCare, Inc.**
        **Amendment No. 3 to Draft Registration Statement on Form S-1**
        **Submitted December 9, 2015**
        **CIK No. 0001651561**

Dear Dr. Knowlton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Common and Preferred Stock, page 79

1.      We note your disclosure that the July through September 2015 option grants have an exercise price equal to the IPO price. Please describe for us how you determined the exercise price for purposes of calculating stock-based compensation for these grants.

2.      We note the significant increase in the estimated fair value of common stock for July 2015 compared to June 2015. Please describe for us the significant factors contributing

to the difference in the fair value determined between the June 2015 and July 2015 valuations. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock.

Business

Our Software and Services

Our Services

Prescription Fulfillment and Adherence Packaging, page 98

3.      Your response to comment 13 of our letter dated September 28, 2015 indicates that you do not believe you are substantially dependent on your membership agreement with the group purchasing organization, especially given that it would not be difficult or cost prohibitive to replace promptly if and when necessary. In light of your further responses to comment 10 of our letter dated October 26, 2015 and comment 10 of our letter dated November 25, 2015, we are unable to agree with this conclusion. Specifically, we note the following:

- Prescription medication revenue has comprised substantially all of your revenue to date;

- You are obligated to purchase at least 90% of your medication product requirements pursuant to your membership agreement with the group purchasing organization;

- You would be subject to a withdrawal fee that would be determined by the board of directors of the group purchasing organization if you were to terminate your membership in the group; and

- Your risk factor on page 20 states that there can be no assurance that your operations would not be disrupted or that you could obtain the necessary pharmaceutical products at similar costs or at all if you are no longer able to purchase your pharmaceutical products through the group.

Accordingly, please file this agreement or further explain why this is not required by Item 601(b)(10)(ii) of Regulation S-K. Additionally, please revise page 98 to disclose the term of the group purchasing organization's agreement with AmerisourceBergen Drug Corporation.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Service

cc:    James W. McKenzie, Jr., Esq.
       Morgan, Lewis & Bockius LLP